Exhibit 99.5

Verdera Energy Engages North Star Investor Relations

VANCOUVER, BC, Sept. 17, 2026 /CNW/ -- Verdera Energy Corp. (TSXV: V) (OTCQB: VUECF) (“Verdera” or the “Company”) announced today that the Company has engaged North Star Investor Relations Inc. (“North Star”) to provide investor relations consulting services pursuant to a consulting agreement effective September 15, 2026. North Star will support the Company’s investor relations activities, including shareholder outreach, capital markets intelligence, media communications and the coordination of press releases.

Under the Consulting Agreement, the Company will pay North Star a monthly cash retainer of CAD $10,000 for an initial one-year term. The Agreement may be renewed at the end of the one-year term, to be mutually agreed upon between the Company and North Star, and may be terminated by either party upon 30-days prior written notice. North Star is owned by Graham Farrell and has an office in 130 King St. W #1900 Toronto, ON M5X 2A2 and can be reached at graham@northstarir.ca. North Star and its principals are at arm’s length to the Company and, to the knowledge of the Company, held no securities of the Company at the time the agreement was entered into.

The provision of services by North Star under consulting agreement is subject to TSXV approval.

About Verdera Energy Corp.

Verdera Energy Corp. is focused on the development of In-Situ Recovery (“ISR”) uranium assets in New Mexico. With the largest land position in a prolific uranium district, and the largest uranium endowment among U.S.-focused public uranium exploration companies, Verdera is working to meet the growing demand for clean, reliable domestic uranium. Led by a team with extensive experience in the uranium and natural resources sector, Verdera holds private mineral rights spanning approximately 400 square miles, 88 million pounds of known and historic resources and a significant proprietary uranium database. New Mexico, with expansive uranium resources, is positioned as a critical district in the U.S. domestic nuclear renaissance, driven by efforts to reduce reliance on foreign imports. Verdera is committed to fostering strong community relations and strives to work closely with local communities.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes, but is not limited to, statements regarding the Company’s engagement of North Star Investor Relations Inc., the anticipated provision of investor relations consulting services by North Star, the expected scope and benefits of such services, the Company’s investor relations activities, the coordination of shareholder outreach, capital markets intelligence, media communications and press releases, and the receipt of approval from the TSX Venture Exchange. Forward-looking information is based on management’s current expectations, estimates, projections and assumptions as of the date of this news release and is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, among others, the risk that the required approval of the TSX Venture Exchange may not be obtained, that investor relations activities may not increase investor awareness, liquidity or market interest in the Company, and other risks described in the Company’s public disclosure record. Readers are cautioned not to place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as required by applicable securities laws.

●	View original content to download multimedia:

https://www.prnewswire.com/news-releases/verdera-energy-engages-north-star-investor-relations-302881190.html SOURCE Verdera Energy Corp.

●	View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/September2026/17/c8779.html

%SEDAR: 00055735E

For further information: For further information, please contact: Verdera Energy Corp., Janet Lee Sheriff, Chief Executive Officer, (214) 304-9552, info@verderauranium.com, www.verderauranium.com

CO: Verdera Energy Corp.

CNW 07:00e 17-SEP-26